UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
SEC FILE NO. 001-07731
CUSIP NUMBER 291087203

(Check One):	☑ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR
     For Period Ended: March 31, 2010
     ☐ Transition Report on Form 10-K
     ☐ Transition Report on Form 20-F
     ☐ Transition Report on Form 11-K
     ☐ Transition Report on Form 10-Q
     ☐ Transition Report on Form N-SAR
     For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Full Name of Registrant	Emerson Radio Corp.

Former Name if Applicable	Not applicable.

Address of Principal Executive Office (Street and Number)	85 Oxford Drive
City, State and Zip Code	Moonachie, New Jersey 07074

PART I — REGISTRANT INFORMATION
Part II — RULES 12B-25(B) AND (C)
PART III — NARRATIVE
PART IV — OTHER INFORMATION

Part II — RULES 12B-25(B) AND (C)
     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
☑	(a)The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☑	(b) The subject annual report, semi-annual report, transition report on Form10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subsequent distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
     State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report, or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)
     Emerson Radio Corp. (the “Company”) is unable to file its annual report on Form 10-K for the year ended March 31, 2010 (the “Form 10-K”), within the time period prescribed for such report without unreasonable effort or expense. The delay in filing is principally attributable to the Company’s need to analyze certain transactions and additional financial and non-financial information in order to complete the disclosure in the Company’s financial statements and the Form 10-K.
PART IV — OTHER INFORMATION
     (1) Name and telephone number of person to contact in regard to this notification.

Greenfield Pitts, Chief Financial Officer	212-897-5441

(Name and Title)	(Area Code)(Telephone Number)
     (2) Have all other periodic reports required under Sections 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
☑ Yes   ☐ No
     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☑ Yes   ☐No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
The Company anticipates that, based on the information currently available to it, the Company’s results of operations for the year ended March 31, 2010 will be significantly different from those for the last fiscal year. The Company reported net income of $7.7 million for the nine month period ended December 31, 2009 and anticipates that it will report net income for the quarter ended March 31, 2010. The Company reported a net loss of $4.8 million for the year ended March 31, 2009. Because of the on-going nature of the analysis described in Part III above, the Company is currently unable to provide a reasonable estimate of its results of operations for the year ended March 31, 2010.
Safe Harbor Regarding Forward-Looking Statements
Certain statements contained in this Form 12b-25 may be deemed to be forward-looking statements under federal securities laws and the registrant intends that such forward-looking statements be subject to the safe-harbor created thereby. Forward-looking statements reflect management’s current views of future events and financial performance that involve a number of risks and uncertainties. In some instances, such statements may be identified by the use of forward-looking terminology such as “may,” “will,” “expects,” “believes,” “intends,” “projects,” “forecasts,” “plans,” “estimates,” “anticipates,” “continues,” “targets,” or similar terms, variations of such terms or the negative of such terms. Such statements are based on management’s current expectations and are subject to a number of factors and uncertainties which could cause actual results to differ materially from those described in the forward-looking statements, including, without limitation, developments based upon the on-going analysis of certain financial and non-financial information and transactions and other matters. The Company does not presently intend to update these statements and undertakes no duty to any person to effect any such update under any circumstances.
Emerson Radio Corp.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:June 29, 2010	By:	/s/ Greenfield Pitts
		Name:	Greenfield Pitts
		Title:	Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.
ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)